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Contacts: Denis Couture, Vice-President, Investor Relations, (416) 982-7020 denis.couture@toronto.norfalc.com
181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com
News release

NORANDA INC. REVIEWING EXPRESSIONS
OF INTEREST IN COMPANY BY POTENTIAL BUYERS

Toronto, Ontario, June 16, 2004 — Noranda Inc. today announced that Noranda's Board of Directors has commenced a review of various means of maximizing shareholder value after having received several expressions of interest in the company from potential acquirors. A special committee of Noranda's Board of Directors has been established to oversee the review of these expressions of interest. The Committee has retained CIBC World Markets as a financial adviser. No specific timetable has been set but the Committee will act diligently.

David Kerr, Chairman of Noranda said that, "Noranda has been advised by Brascan Corporation that it is fully supportive of Noranda's efforts to maximize value for all shareholders. The Special Committee set up by Noranda's Board is considering all courses of action available to the Company."

Bruce Flatt, President and Chief Executive Officer of Brascan, confirmed that Brascan is supportive of the process. "The base metals industry has been benefiting from a resurgence of interest given the return to normal pricing for base metals. As we look forward, increased Chinese demand for commodities, lack of supply additions and ongoing consolidation in the base metals industry provide an opportune environment to review our options in order to maximize value for Brascan and all Noranda shareholders."

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com.

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NORANDA INC. REVIEWING EXPRESSIONS OF INTEREST IN COMPANY BY POTENTIAL BUYERS